UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

SOURCECORP, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	75-2560895
(State of incorporation or organization)	(IRS Employer
Identification No.)

3232 MCKINNEY AVENUE, SUITE 1000
DALLAS, TEXAS	75204
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which each class is
Title of each class to be so registered	to be registered
None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

AMENDMENT NO. 1 TO FORM 8-A

This Amendment No. 1 amends and supplements the Registration Statement on Form 8-A (the “Form 8-A”) initially filed with the Securities and Exchange Commission on June 27, 2005 by SOURCECORP, Incorporated, a Delaware corporation (the “Company”), as set forth below.

Item 1. Description of Registrant’s Securities to be Registered.

On June 24, 2005, the Board of Directors of SOURCECORP, Incorporated (the “Company”) declared a dividend distribution of one Right for each outstanding share of common stock, par value $.01 per share (a “Common Share”), of the Company to stockholders of record at the close of business on July 4, 2005 (the “Record Date”). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a “Unit”) of Series A Participating Preferred Stock, without par value (“Series A Shares”), at a price of $90.00 (the “Purchase Price”), subject to adjustment. The Purchase Price shall be paid in cash, or by certified check or cashier’s check payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, no separate Right Certificates will be distributed. Until the earlier to occur of (i) 10 days following (A) a public announcement that, or (B) such earlier date as a majority of the Company’s Board of Directors has become aware that, a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (the “Shares Acquisition Date”) or (ii) 10 Business Days (or such later date as the Board of Directors may determine) following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would become an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any Common Shares outstanding on and after the Record Date, by the certificates representing such Common Shares. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Share certificates. As soon as practicable following the Distribution Date, separate certificates evidencing the rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date and will expire on June 24, 2015, unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

If a person (other than the Company and certain other entities) becomes an Acquiring Person (other than pursuant to a tender offer for all outstanding Common Shares at a price and on terms approved by a majority of the independent Directors (a “Qualified Offer”)), each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the Purchase Price, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Shares Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the Company is the surviving corporation but in which its Common Shares are changed or exchanged (other than pursuant to a Qualified Offer), or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, the Rights Agreement provides that proper provision shall be made so that each holder of a Right (other than Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the Purchase Price, common shares of the acquiring company having a value equal to two times the Purchase Price.

The Purchase Price payable, and the number of Units of Series A Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a dividend of Series A Shares on, or a subdivision, combination or reclassification of, the Series A Shares, (ii) upon the grant to holders of the Series A Shares of certain rights or warrants to subscribe for Series A Shares or securities convertible into Series A Shares, or (iii) upon the distribution to holders of the Series A Shares of debt securities or assets (excluding regular quarterly cash dividends and dividends payable in Series A Shares) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares that are not integral multiples of one one-thousandth of a Series A Share will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Shares on the last trading date prior to the date of exercise.

At any time after the date of the Rights Agreement until the date upon which an Acquiring Person becomes such, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustments (the “Redemption Price”).

At any time after a person becomes an Acquiring Person, provided that the Acquiring Person beneficially owns not more than 50% of the outstanding Common Shares, the Board of Directors may, at its option, exchange all or part of the then outstanding and exercisable Rights for Common Shares at an exchange ratio of one Common Share per Right or for Series A Shares (or equivalent preference shares) at an exchange ratio of one one-thousandth of a Series A Share (or equivalent preference share) per Right.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors at any time the Rights are redeemable. Thereafter, the Rights Agreement may be amended to cure any ambiguity, to correct defects and inconsistencies or to make changes that do not adversely affect the interests of holders of the Rights (other than an Acquiring Person); provided that no supplement or amendment may cause the Rights Agreement to again become amendable other than in accordance with this sentence or to cause the Rights to again become redeemable.

The Company announced that it has entered into an Agreement and Plan of Merger, dated as of March 7, 2006 (the “Merger Agreement”), among the Company, CorpSource Holdings, LLC, a Delaware limited liability company (“Purchaser”) and CorpSource MergerSub, Inc., a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation.

Immediately prior to the execution of the Merger Agreement, the Company and the Rights Agent entered into an amendment (the “Amendment”) to the Rights Agreement, which provides that neither the execution of the Merger Agreement nor the consummation of the Merger will trigger the provisions of the Rights Agreement.

In particular, the Amendment provides that the approval, execution, delivery or adoption of the Merger Agreement and the consummation of the transactions contemplated thereby (including a Support Agreement by and between Purchaser and Jana Piranha Master Fund, Ltd.) and, at all times prior to the termination of the Merger Agreement, any investment or commitment to invest in securities of Purchaser will not cause (i) the Rights to become distributed or exercisable under the Rights Agreement, (ii) cause Purchaser, Merger Sub or any of their Affiliates (as defined in the Rights Agreement) or Associates (as defined in the Rights Agreement) to become an Acquiring Person (as defined in the Rights Agreement) or (iii) a Distribution Date (as defined in the Rights Agreement), a Stock Acquisition Date (as defined in the Rights Agreement) or a Triggering Event (as defined in the Rights Agreement) to occur. The Amendment also provides that, immediately prior to the Effective Time (as defined in the Merger Agreement), the Rights shall expire.

The foregoing description of the Amendment and the Rights Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the Amendment and the Rights Agreement, which are filed as exhibits hereto, and are incorporated herein by reference.

Item 2. Exhibits.

Exhibit No.	Description
4.1

Rights Agreement, dated as of June 24, 2005, between SOURCECORP, Incorporated and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed June 27, 2005).

4.2	Amendment No. 1, dated as of March 7, 2006, to the Rights Agreement, dated as of June 24, 2005, between SOURCECORP, Incorporated and American Stock Transfer & Trust Company, as rights agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 8, 2006

SOURCECORP, INCORPORATED

By:	/s/ Ed H. Bowman, Jr.
	Name:	Ed H. Bowman, Jr.
	Title:	President and CEO

INDEX OF EXHIBITS

Exhibit No.	Description
4.1

Rights Agreement, dated as of June 24, 2005, between SOURCECORP, Incorporated and American Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A filed June 27, 2005).

4.2	Amendment No. 1, dated as of March 7, 2006, to the Rights Agreement, dated as of June 24, 2005, between SOURCECORP, Incorporated and American Stock Transfer & Trust Company, as rights agent.